

02006603

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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MAR 05 2002

SEC FILE NUMBER
8-43068

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Enterprise Equities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10227 Wincopin Circle, Suite 810
(No. and Street)

Columbia	**Maryland**	**21044**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

F. Barton Harvey III — **410-964-0552**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

1750 Tysons Blvd	**Mc Lean**	**Virginia**	**22102**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 05 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, F. Barton Harvey, III affirm that, to the best of my knowledge and belief, the accompanying financial statements pertaining to Enterprise Equities, Inc., for the year ended December 31, 2001, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

F. [signature] 2/25/02

Signature Date

PRESIDENT

Julie A. Brenneman

Notary Public My commission expires: 4/30/03

Deloitte & Touche LLP
1750 Tysons Boulevard
McLean, Virginia 22102-4219

Tel: (703) 251-1000
Fax: (703) 251-3400
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Director of Enterprise Equities, Inc.

We have audited the following financial statements of Enterprise Equity, Inc. (the Company) for the year ended December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Enterprise Equities, Inc., at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 25, 2002

ENTERPRISE EQUITIES, INC.

BALANCE SHEET
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 167,674
Prepaid expenses and deposits	9,627
TOTAL ASSETS	$177,301

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Deferred revenue	$ 2,500
Due to The Enterprise Social Investment Corporation (Note 2)	8,600
Total liabilities	11,100
STOCKHOLDER'S EQUITY:	
Common stock, par value $1 per share - authorized, issued and outstanding, 1,000 shares	1,000
Additional paid-in capital	49,000
Retained earnings	116,201
Total stockholder's equity	166,201
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$177,301

See notes to financial statements.

ENTERPRISE EQUITIES, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

REVENUES:	
Consulting income (Note 5)	$30,000
Interest income	3,977
Total revenues	33,977
OPERATING EXPENSES:	
Professional fees	15,300
Licenses and membership fees	14,576
Other expenses	823
Total expenses	30,699
INCOME BEFORE TAXES	3,278
INCOME TAX EXPENSE (Note 2)	1,905
NET INCOME	$ 1,373

See notes to financial statements.

ENTERPRISE EQUITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
BALANCE, JANUARY 1, 2001	$ 1,000	$ 49,000	$ 114,828	$ 164,828
Net income	-	-	1,373	1,373
BALANCE, DECEMBER 31, 2001	$ 1,000	$49,000	$116,201	$ 166,201

See notes to financial statements.

ENTERPRISE EQUITIES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,373
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in:	
Prepaid expenses and deposits	(292)
Amounts due to The Enterprise Social Investment Corporation	7,854
Deferred revenue	2,500
Net cash provided by operating activities and net increase in cash and cash equivalents	11,435
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	156,239
CASH AND CASH EQUIVALENTS, END OF YEAR	$167,674

See notes to financial statements.

ENTERPRISE EQUITIES, INC.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS

Organization and Business - Enterprise Equities, Inc. (the Company) is incorporated in the State of Delaware and is a wholly owned subsidiary of The Enterprise Social Investment Corporation (ESIC). The Enterprise Foundation, a nonprofit publicly supported charitable foundation, is the sole shareholder of ESIC.

The Company was established as a captive broker-dealer of ESIC for the purpose of selling direct participation equity interests in real estate limited partnerships. The Company is a member of the National Association of Securities Dealers, Inc.

Basis of Accounting - The Company's financial statements have been prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial Responsibility Agreement - The Company has entered into a non-written agreement with ESIC under which ESIC has agreed to pay all overhead expenses of the Company. The Company has no obligation to reimburse ESIC for payments made on behalf of the Company. However, the Company may repay such amounts at its discretion, provided that repayment will not result in the Company's net capital falling below 120% of the minimum requirement under the uniform net capital rule of the Securities and Exchange Commission.

Consulting Fees - Consulting fees are recorded at the time such fees are earned under the agreement with ESIC. Amounts received in advance are recorded as deferred revenue on the balance sheet.

Cash Equivalents - The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2001, cash equivalents consisted of collateralized repurchase agreements.

2. INCOME TAXES

The Company has a non-written tax-sharing agreement with ESIC. Pursuant to the non-written agreement, the Company is included in the consolidated Federal income tax return filed by ESIC and subsidiaries and pays or receives an amount approximately equal to the Federal income tax expense or benefit the Company would have recognized had it filed a separate Federal income tax return. The amount due to ESIC at December 31, 2001, includes amounts due under the tax-sharing agreement. No deferred tax balances have been recorded since the Company has no temporary differences for Federal or state income tax purposes.

The tax expense for the year ended December 31, 2001, varied from the amount computed by multiplying the income before income taxes by the Federal income tax rate of 15%, primarily due to minimum franchise taxes for various state jurisdictions.

3. NET CAPITAL REQUIREMENT

The Company is required to comply with the uniform net capital rule of the Securities and Exchange Commission. This rule prohibits the Company from engaging in any securities transaction should its "aggregate indebtedness" exceed 15 times its "net capital" as those terms are defined in the rule, or its net capital falls below required amounts ($5,000 at December 31, 2001). The Company may declare dividends or acquire certain nonliquid assets only to the extent that net capital is in excess of such requirements. In computing net capital, items not readily convertible into cash are excluded.

Computations of the Company's net capital and ratio of aggregate indebtedness to net capital under the uniform net capital rule as of December 31, 2001, are as follows:

Aggregate indebtedness:	
Deferred revenue	$ 2,500
Due to ESIC	8,600
Total aggregate indebtedness	$ 11,100
Net capital:	
Credit items:	
Common stock	$ 1,000
Additional paid-in capital	49,000
Retained earnings	116,201
	166,201
Debit items:	
Prepaid expenses and deposits	9,627
Net capital	$ 156,574
Ratio of aggregate indebtedness to net capital	0.071

There are no differences between this computation and that filed by the Company on Securities and Exchange Commission Form X-17A-5 (FOCUS filing) as of December 31, 2001.

4. SCHEDULES

No supporting schedules are included herewith since the information required under Rule 17a-5 of the Securities and Exchange Commission is included in the notes to the financial statements or is not applicable as the Company is claiming an exemption under Rule 15c3-3(k)(2)(i) from the requirements of computing the reserve requirements and presenting information for possession or control requirements.

5. CONSULTING AGREEMENT

The Company has a consulting agreement with ESIC that expires December 31, 2002, under which the Company provides advice to ESIC with respect to structuring real estate transactions and offerings designed to promote and develop affordable housing. Fees totaling $30,000 were received for the year ended December 31, 2001, for this service.

* * * * * *

Deloitte & Touche LLP
1750 Tysons Boulevard
McLean, Virginia 22102-4219

Tel: (703) 251-1000
Fax: (703) 251-3400
www.us.deloitte.com


Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Enterprise Equities, Inc.
Columbia, Maryland

To the Board of Directors of
Enterprise Equities, Inc.

In planning and performing our audit of the financial statements of Enterprise Equities, Inc. (the Company) for the year ended December 31, 2001 (on which we issued our report dated January 25, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the Commission's) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may

become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Commission, the National Association for Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

January 25, 2002

ENTERPRISE EQUITIES, INC.

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